PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 1000 Houston, TX 77046-1173 713.626.1919 www.invesco.com

December 13, 2017

Via EDGAR

Karen Rosotto

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AIM Growth Series (Invesco Growth Series)
File Nos. 811-02699 and 002-57526

Dear Ms. Rosotto:

Below are responses to your comments, which we received on November 26, 2017 relating to Post-Effective Amendment No. 136 (the “Amendment”) to the AIM Growth Series (Invesco Growth Series) (the “Registrant’s”) registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 4, 2017, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”) and is scheduled to go effective December 18, 2017. For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment. The comments and responses apply to all share classes of Invesco Peak Retirement™ 2015 Fund, Invesco Peak Retirement™ 2020 Fund, Invesco Peak Retirement™ 2025 Fund, Invesco Peak Retirement™ 2030 Fund, Invesco Peak Retirement™ 2035 Fund, Invesco Peak Retirement™ 2040 Fund, Invesco Peak Retirement™ 2045 Fund, Invesco Peak Retirement™ 2050 Fund, Invesco Peak Retirement™ 2055 Fund, Invesco Peak Retirement™ 2060 Fund, Invesco Peak Retirement™ 2065 Fund and Invesco Peak Retirement™ Now Fund (each a “Fund” and collectively, the “Funds”). As we mentioned on the call, the Funds changed their names from “Target Date” to “Peak Retirement™”. Any disclosure changes required by these responses will be incorporated into a filing made pursuant to Rule 485(b) under the 1933 Act for the Registrant.

PROSPECTUS COMMENTS – INVESCO PEAK RETIRMENT™ 2015 FUND

1. Comment: Confirm the Invesco Peak Retirement™ 2015 Fund is for investors that are currently in retirement.

Response: The Registrant confirms that Invesco Peak Retirement™ 2015 Fund is for investors that retired in 2015 or began withdrawing funds in 2015, as stated in the Fund’s principal strategy discussion. The Invesco Peak Retirement™ 2015 Fund, like the rest of the

Peak Retirement Funds with a stated vintage, is a “through retirement” fund. As stated in its disclosure, “The Adviser will continue to manage the Fund for approximately 5 years after the Fund reaches its target retirement date, and the Fund will not reach its lowest strategic target allocation to equities until 5 years past the Fund’s target retirement date.” Accordingly, although the Invesco Peak Retirement™ 2015 Fund has hit its stated retirement date, its assets are continuing to be managed and adjusted until approximately 2020.

2. Comment: In the section entitled, “Fees and Expenses of the Fund – Annual Fund Operating Expenses,” confirm no “Management Fees” since the Fund is investing in underlying funds.

Response: As indicated in the “Management Fee” line item of the Annual Fund Operating Expense table, the Funds do not charge management fees. The management fees are only charged at the underlying fund level (i.e., on those funds in which the Peak Retirement Funds invest) for affiliated funds.

3. Comment: In the section entitled, “Fees and Expenses of the Fund – Annual Fund Operating Expenses – Other Expenses,” please provide explanation as to why fees are so high and what is included in calculating the “Other Expenses”, i.e., management fees.

Response: All of the “Other Expenses” figures are projections using estimated assets under management (“AUM”) for the fiscal year ended 2017 (i.e., through December 31, 2017). “Other Expenses” includes accounting and administration fees; custodian fees; Trustee fees; legal fees; N-1A preparation, filing and mailing fees; blue sky filing fees; shareholder report fees; and miscellaneous. These projections anticipate very little assets in the Funds beyond seed capital given the Funds’ December 18, 2017 launch date, and any assets beyond the seed capital are different for different vintages of the Funds. Those Funds with greater estimated AUM beyond the seed capital will have lower expenses; conversely, the opposite is true for Funds with less estimated AUM. Accordingly, those Funds that have lower estimated AUM (e.g., 2050, 2055, 2060, 2065) will have higher Other Expenses; those that have higher estimated AUM (e.g., 2020-2045) will have lower Other Expenses. Overall, because the seed capital combined with the estimated AUM is small for all Funds, the expenses as reflected in the table will appear higher than one may anticipate.

Further, those Fund vintages that are at the stated retirement date or closer to the stated retirement date will hold a greater amount of alternative funds as underlying investments so as to seek to provide lower correlation and better risk adjusted returns than broad market indices. These underlying alternative funds tend to have higher management fees, which causes a Fund’s Acquired Fund Fees and Expenses to increase.

4. Comment: In the section entitled, “Fees and Expenses of the Fund – Annual Fund Operating Expenses – Acquired Fund Fees and Expenses,” the 2015 Fund is presumably one of the more conservative funds in the series, yet its “Other Expenses” calculation is higher than the other vintage Funds. Please explain why the fees are higher for the 2015 Fund than other Funds further from their retirement date.

Response: As stated above, all of the “Other Expenses” figures are projections for the fiscal year ended 2017 (i.e., through December 31, 2017). The projection for the 2015 Fund reflects very little assets beyond seed capital given the Fund’s December 18, 2017 launch date. Because the estimated AUM for the 2015 Fund is small, the expenses as reflected in the table will appear higher than one may anticipate. Further, the 2015 Fund is at its stated retirement date and therefore holds a greater amount of alternative funds as underlying investments so as to seek to provide lower correlation and better risk adjusted returns than broad market indices. These alternative funds tend to have higher management fees, which causes the 2015 Fund’s estimated Acquired Fund Fees and Expenses to be higher than those of other Funds.

5. Comment: In the section entitled, “Fees and Expenses of the Fund,” it appears that the fees without waivers are exceptionally high. Please consider including risk disclosure on high fees.

Response: All of the “Other Expenses” figures are projections for the fiscal year ended 2017 (i.e., through December 31, 2017). These projections anticipate very little assets in the Funds beyond seed capital given the Funds’ December 18, 2017 launch date. Because the Funds’ AUM are small, the expenses as reflected in the table will appear higher than one may anticipate. Once the Funds have begun operations and asset levels have risen beyond the nominal AUM, Invesco believes that the Funds’ fees and expenses will normalize, making the Funds’ expenses before fee waiver and/or expense reimbursement in line with peers. Additionally, as indicated in the fee tables, Invesco has contractually agreed to waive each Fund’s expenses so that a Fund’s expenses after fee waiver and/or expense reimbursement are in line with industry averages even given the Fund’s small AUM at launch, and therefore shareholders will not experience the before waiver expenses. Accordingly, Invesco does not feel such risk disclosure is necessary.

6. Comment: In the section entitled, “Fees and Expenses of the Fund,” confirm that there is no recoupment policy in place for the Adviser to recoup expenses paid under the fee waiver and/or expense reimbursement.

Response: The Registrant confirms that no recoupment policies are in place for the Adviser to recoup expenses paid under the fee waiver and/or expense reimbursement.

7. Comment: In the first paragraph of the section entitled, “Principal Investment Strategies of the Fund,” the disclosure indicates that the Fund invests in “other pooled investment vehicles.” Describe what the other pooled investment vehicles are and the percentages invested in them. Disclose the appropriate risks, as applicable.

Response: Currently, the Funds will invest in affiliated and unaffiliated mutual funds and exchange-traded funds (ETFs). However, the portfolio managers for the Funds will periodically review other potential investments throughout the lives of the Funds, and they may determine in the future that other investment pooled vehicles are appropriate as underlying investments. An example of another pooled vehicle would be the exchange-traded PowerShares DB Commodity Pools. While it is not currently known what those other investment vehicles may be, Invesco included this language to ensure that investors are aware that such investments are a possibility. To the extent that Invesco makes a determination to include any other pooled investment vehicle beyond mutual funds and ETFs, Invesco will supplement the appropriate prospectus(es) to identify the attendant risks of such vehicles prior to making such investments.

8. Comment: Quantify how much of each Fund is invested in affiliated funds versus unaffiliated funds.

Response:

	Unaffiliated Funds	Affiliated Funds	Total
Invesco Peak Retirement™ Now Fund	11.5%	88.5%	100%
Invesco Peak Retirement™ 2015 Fund	11.5%	88.5%	100%
Invesco Peak Retirement™ 2020 Fund	12.1%	87.9%	100%
Invesco Peak Retirement™ 2025 Fund	11.9%	88.1%	100%
Invesco Peak Retirement™ 2030 Fund	9.7%	90.3%	100%
Invesco Peak Retirement™ 2035 Fund	7.9%	92.1%	100%
Invesco Peak Retirement™ 2040 Fund	8.7%	91.3%	100%
Invesco Peak Retirement™ 2045 Fund	8.6%	91.4%	100%
Invesco Peak Retirement™ 2050 Fund	7.7%	92.3%	100%
Invesco Peak Retirement™ 2055 Fund	7.5%	92.5%	100%
Invesco Peak Retirement™ 2060 Fund	7.5%	92.5%	100%
Invesco Peak Retirement™ 2065 Fund	7.5%	92.5%	100%

The foregoing figures are approximations and may evolve over time.

9. Comment: In the section entitled, “Principal Investment Strategies of the Fund,” with respect to the last sentence in the first paragraph, “other non-traditional investments,” please provide examples of non-traditional investments. Quantify how much is in affiliated funds versus unaffiliated funds.

Response: The disclosure surrounding the use of the terminology, “non-traditional investments”, is intended to let the reader know that asset classes such as commodities and real estate (which are listed in the same sentence) are not typical equity or fixed income assets. Rather, these are alternative asset classes. There also are alternative investment strategies, which are set forth in the same sentence, which reads: “…those that employ multi-asset, long-short, market neutral or other tactical investment strategies.” The glide path in the prospectus provides a quantitative view of the approximate alternatives exposure for each of the Funds. Currently, the Funds’ anticipated exposure to alternative asset classes and strategies is achieved through investment in affiliated underlying funds.

10. Comment: Consider stating that the Fund is for individuals currently in retirement.

Response: Yes, the Fund is for those already retired or retiring within three years.

11. Comment: In the section entitled, “Principal Investment Strategies of the Fund,” with respect to the first sentence in the fourth paragraph, please supplementally confirm the allocations will continue to adjust through retirement date for the Fund.

Response: The allocations referred to in this sentence and set forth in the glide path continue to evolve after a Fund’s stated retirement date.

12. Comment: In the section entitled, “Principal Investment Strategies of the Fund,” seventh paragraph, the disclosure indicates that “the Adviser rebalances the Fund’s investment in the Underlying Funds periodically to keep them at their target weighting.” Confirm there is no expectation that the fees will change and that the Funds are actively managed.

Response: There is no expectation that the fees will change, and the Funds are actively managed.

13. Comment: In the section entitled, “Principal Investment Strategies of the Fund,” consider including derivative strategy, since Derivative Risk is included in the Fund.

Response: The Invesco Peak Retirement Funds do not anticipate using derivatives directly in their portfolios. Accordingly, Invesco does not believe that adding strategy disclosure is appropriate. Please note that derivatives risk is included because the underlying funds that serve as investments for the Invesco Peak Retirement Funds may use derivatives in their portfolios.

14. Comment: In the section entitled “Principal Risks of Investing in the Fund,” with respect to Active Trading Risk, confirm this applies to the Underlying Funds.

Response: Active Trading Risk applies to the underlying funds.

15. Comment: In the section entitled “Principal Risks of Investing in the Fund,” differentiate between the Fund risks and Underlying Funds risks.

Response: The Registrant has considered this option and prefers not to differentiate the risks as suggested because certain of the risks are applicable to both the Funds and the Underlying Funds (e.g. Exchange-Traded Fund Risk, Money Market Fund Risk), and the Registrant believes that differentiating which risks applies to the Funds versus the Underlying Funds is not helpful to investors as, in the end, all risks are applicable to the Funds by virtue of their investing in the Underlying Funds. The Registrant notes that its current disclosure method is utilized by other funds in the Invesco Fund complex and is common in the industry.

16. Comment: In the section entitled “Principal Risks of Investing in the Fund,” with respect to Convertible Securities Risk, update the risk to indicate that convertible securities may be rated below investment grade.

Response: The following disclosure will be added to Convertible Securities Risk to both the summary and statutory prospectus: “Convertible securities may be rated below investment grade, which may be known as or sometimes referred to as junk bonds.”

17. Comment: In the section entitled “Principal Risks of Investing in the Fund,” with respect to Inflation-Indexed Securities Tax Risk, disclosure indicates “a return of capital”; please describe the implications of a return of capital to investors.

Response: The following disclosure will be added to Inflation-Indexed Securities Tax Risk to both the summary and statutory prospectus: “Return-of capital distributions generally are not taxable to shareholders. The cost basis in your Fund shares will be decreased by the amount of any return of capital. Any return of capital distributions in excess of your cost basis will be treated as capital gains.”

18. Comment: In the section entitled “Principal Risks of Investing in the Fund,” there is a risk called, “Investing in the European Union Risk.” Please confirm whether there is investment exposure to any other countries that may warrant risk disclosure. If so, please include strategy and risk disclosure for such countries.

Response: This risk is a risk of the Underlying Funds. Invesco evaluates each Underlying Funds’ strategy and risk disclosure regularly, and currently none of the Underlying Funds have risk disclosure regarding investments in other countries (i.e. beyond the European Union). The Registrant notes that the Amendment includes “Foreign Securities Risk,” Geographic Focus Risk” and Emerging Markets Securities Risk,” all of which include the risks associated with investments in certain regions. Invesco will continue regularly to evaluate the Underlying Funds’ strategy and risk disclosure and will include any risks associated with other countries or regions in the Funds’ prospectus should Invesco determine that such risks are warranted.

19. Comment: In the section entitled “Principal Risks of Investing in the Fund,” include Tracking Error Risk and Concentration of Underlying Participants Risk.

Response: Registrant will include the following risks:

Authorized Participant Concentration Risk. Only an authorized participant (“AP”) may engage in creation or redemption transactions directly with an underlying ETF. An underlying ETF has a limited number of institutions that may act as APs on an agency basis (i.e., on behalf of other market participants). Such market makers have no obligation to submit creation or redemption orders; consequently, there is no assurance that market makers will establish or maintain an active trading market for the shares of an underlying ETF. In addition, to extent that APs exit the business or are unable to proceed with creation and/or redemption orders with respect to an underlying ETF and no other AP is able to step forward to create or redeem creation units an underlying ETF, the shares of an underlying ETF may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting.

Non-Correlation Risk. An underlying ETF’s returns may not match the return of its underlying index (that is, it may experience tracking error) for a number of reasons. For example, certain ETFs incur operating expenses not applicable to their underlying indices and also incur costs in buying and selling securities, especially when rebalancing the ETF’s securities holdings to reflect changes in the composition of its underlying index. If an underlying ETF has recently commenced operations or otherwise has a relatively small amount of assets, such transaction costs could have a proportionally greater impact on the underlying ETF. Additionally, if an underlying ETF used a sampling approach, it may result in returns that are not as well-correlated with the returns of its underlying index as would be the case if the ETF purchased all of the components of its underlying index in the proportions represented in the underlying index.

The performance of each underlying ETF and its underlying index may vary due to asset valuation differences and differences between the underlying ETF’s portfolio and its underlying index resulting from legal restrictions, cost or liquidity constraints. Additionally, an underlying ETF that issues or redeems creation units principally for cash will incur higher costs in buying or selling securities than if it issued and redeemed creation units principally in-kind. An underlying ETF may fair value certain of the securities it holds. To the extent an underlying ETF calculates its NAV based on fair value prices, the underlying ETF’s ability to track its underlying index may be adversely affected. Since an underlying index is not subject to the tax diversification requirements to which an underlying ETF must adhere, an underlying ETF may be required to deviate its investments from the securities contained in, and relative weightings of, its underlying index. Certain underlying ETFs may not invest in certain securities included in their underlying index due to liquidity constraints. Liquidity constraints also may delay an underlying ETF’s purchase or sale of securities included in its underlying index. For tax efficiency purposes, an underlying ETF may sell certain securities to realize losses, causing it to deviate from its respective underlying index.

The adviser for an underlying ETF may not fully invest the assets of an underlying ETF at all times, either as a result of cash flows into the underlying ETF or the need to reserve cash the underlying ETF holds to meet redemptions and expenses, or because of low assets (particularly when the underlying ETF is new and has operated for only a short period).

20. Comment: In the paragraph under the heading “Performance Information”, please include language to comply with 4(b)(2)(i).

Response: Registrant will include the following disclosure as a second paragraph under the heading “Performance Information.”

“When performance information is available, such information will be posted on the Fund’s Web site at www.invesco.com/us.”

PROSPECTUS COMMENTS – INVESCO PEAK RETIREMENT™ 2020 FUND

21. Comment: In the section entitled, “Fees and Expenses of the Fund – Annual Fund Operating Expenses – Other Expenses – Class A,” supplementally explain why the Other Expenses for the Invesco Peak Retirement™ 2020 Fund is lower than Invesco Peak Retirement™ 2015 Fund.

Response: Fund vintages that are at the stated retirement date or closer to the stated retirement date will hold a greater amount of alternative funds as underlying investments so as to seek to provide lower correlation and better risk adjusted returns than broad market indices. These underlying alternative funds tend to have higher management fees, which causes the expenses to be higher for Fund vintages that are at the stated retirement date or closer to the stated retirement date. Accordingly, the Invesco Peak Retirement™ 2015 Fund will hold more of the underlying alternative funds, thus causing its expenses to be higher than those for Invesco Peak Retirement™ 2020 Fund.

22. Comment: If the Fund engages in short sales, please confirm that the fee table would be updated.

Response: Fund vintages that are at the stated retirement date or closer to the stated retirement date will hold a greater amount of alternative funds as underlying investments so as to seek to provide lower correlation and better risk adjusted returns than broad market indices.

These underlying alternative funds tend to have higher management fees, which causes the expenses to be higher for Fund vintages that are at the stated retirement date or closer to the stated retirement date. Accordingly, the Invesco Peak Retirement™ 2015 Fund will hold more of the underlying alternative funds, thus causing its expenses to be higher than those for Invesco Peak Retirement™ 2020 Fund.

PROSPECTUS COMMENTS – INVESCO PEAK RETIRMENT™ 2065 FUND

23. Comment: In the section entitled, “Fees and Expenses of the Fund – Annual Fund Operating Expenses – Other Expenses – Class A,” supplementally explain why the Other Expenses for the Invesco Peak Retirement™ 2065 Fund is so high. Note that the Invesco Peak Retirement™ 2045 Fund has a lower fee.

Response: Based upon industry data detailing concentration of assets across target date vintages, anticipated flows in year 1 for the 2045 fund are approximately 2.5 times higher than anticipated flows in year 1 for the 2065 fund. This means that the estimated AUM for the 2045 Fund is higher than the estimated AUM for the 2065 Fund. Lower AUM for the 2065 Fund with similar “Other Expenses” will result in a higher expense ratio for the 2065 Fund.

PROSPECTUS COMMENTS – INVESCO PEAK RETIRMENT™ NOW FUND

24. Comment: This Fund appears to be a capital maintenance fund, which is different than the other Invesco Peak Retirement Funds. One therefore may believe that it should have a different investment objective. In the section entitled, “Investment Objective,” consider updating the objective to “preservation of capital” since this Fund is a maintenance fund.

Response: The Registrant believes that the Fund’s current investment objective of total return over time, consistent with its strategic target allocation, is accurate. The Fund’s strategic allocation remains static as the Fund is intended for investors who are in retirement; however, the Fund still seeks total return consistent with this static allocation by investing in underlying equity, fixed income, alternative and money market funds.

PROSPECTUS COMMENTS – THE FUNDS

25. Comment: Apply Form N-1A Item 9 “Temporary Defensive Position” in the prospectus disclosure, where applicable.

Response: The following temporary defensive disclosure can be found in the “Investment Objective(s), Strategies, Risks and Portfolio Holdings” section of the prospectus under the heading “Objective(s) and Strategies:

“In anticipation of or in response to market, economic, political, or other conditions, the Fund’s portfolio managers may temporarily use a different investment strategy for defensive purposes. If the Fund’s portfolio managers do so, different factors could affect the Fund’s performance and the Fund may not achieve its investment objective.

The Fund’s investments in the types of securities and other investments described in this prospectus vary from time to time, and, at any time, the Fund may not be invested in all of the types of securities and other investments described in this prospectus. The Fund may also invest in securities and other investments not described in this prospectus.

For more information, see “Description of the Funds and Their Investments and Risks” in the Fund’s SAI.”

26. Comment: Under the section entitled “Adviser Compensation”, please indicate which report and the date it will be available.

Response: Registrant has modified the language to read as follows:

“When available, a discussion regarding the basis for the Board’s approval of the investment advisory agreement and investment sub-advisory agreements of the Fund will be available in the Fund’s most recent semi-annual report to shareholders for the six-month period ended June 30.”

COMMENTS TO THE FUNDS’ STATEMENT OF ADDITIONAL INFORMATION–

27. Comment: In the section of the SAI entitled, “Non-Fundamental Restrictions”, please describe the Funds’ policy on commodities as Non-Fundamental Restrictions #6.

Response: The Board has not approved a non-fundamental restriction related to the Funds’ commodities restriction and therefore the Registrant respectfully declines to include such a non-fundamental restriction at this time. The Registrant will consider this comment and, if deemed appropriate, will add a non-fundamental restriction related to the fundamental commodities restriction following Board approval.

Please do not hesitate to contact me at 713-214-1968 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Stephen R. Rimes

Stephen R. Rimes

Assistant General Counsel